SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 28, 2002

Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)

Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]       Form 40-F [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]       No [X]

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	June 28,	December 28,
	2002	2001

	Unaudited
Assets
Current assets:
Cash and cash equivalents	$11.7	$13.0
Trade accounts receivable, net of allowance of $14.0 and $13.9, respectively	169.6	141.2
Advances to growers and other receivables, net of allowance of $13.5 and $13.5, respectively	28.0	39.7
Inventories	180.5	178.5
Prepaid expenses and other current assets	14.6	9.5

Total current assets	404.4	381.9

Investments in unconsolidated companies	42.8	42.9
Property, plant and equipment, net	705.3	658.1
Other noncurrent assets	30.9	37.0
Goodwill	71.0	77.0

Total assets	$1,254.4	$1,196.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share data)

	June 28,	December 28,
	2002	2001

	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Notes payable to banks	$—	$1.2
Accounts payable and accrued expenses	237.8	186.2
Current portion of long-term debt and capital lease obligations	73.8	49.9
Income taxes payable	17.6	12.7

Total current liabilities	329.2	250.0

Long-term debt	98.9	267.4
Capital lease obligations	20.0	14.8
Retirement benefits	55.2	53.2
Other noncurrent liabilities	41.1	41.0
Deferred income taxes	7.3	7.7

Total liabilities	551.7	634.1

Minority interest	9.2	12.3
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 56,013,712 and 54,091,650 shares issued and outstanding, respectively	0.6	0.5
Paid-in capital	352.2	329.7
Retained earnings	358.5	236.4
Accumulated other comprehensive loss	(17.8)	(16.1)

Total shareholders’ equity	693.5	550.5

Total liabilities and shareholders’ equity	$1,254.4	$1,196.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(U.S. dollars in millions, except share data)

	Quarter ended		Six months ended

	June 28,	June 29,	June 28,	June 29,
	2002	2001	2002	2001

Net sales	$567.2	$541.0	$1,104.6	$1,075.3
Cost of products sold	470.2	458.3	901.0	908.6

Gross profit	97.0	82.7	203.6	166.7
Selling, general and administrative expenses	25.0	22.3	48.9	45.2
Amortization of goodwill	—	0.8	—	1.7
Asset impairment charges	5.5	—	10.2	—

Operating income	66.5	59.6	144.5	119.8
Interest expense	4.1	9.0	8.9	20.2
Interest income	0.3	0.4	0.7	0.8
Other income (loss), net	5.9	(3.3)	5.6	(6.2)

Income before provision for income taxes and cumulative effect of change in accounting principle	68.6	47.7	141.9	94.2
Provision for income taxes	2.1	6.2	8.3	11.6

Income before cumulative effect of change in accounting principle	66.5	41.5	133.6	82.6
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Net income	$66.5	$41.5	$127.5	$82.6

Net income per share — Basic:
Income before cumulative effect of change in accounting principle	$1.20	$0.77	$2.44	$1.54
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Basic	$1.20	$0.77	$2.33	$1.54

Net income per share — Diluted:
Income before cumulative effect of change in accounting principle	$1.18	$0.77	$2.39	$1.53
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Diluted	$1.18	$0.77	$2.28	$1.53

Dividends declared per ordinary share	$0.05	$—	$0.10	$—

Weighted average number of ordinary shares outstanding:
Basic	55,331,300	53,765,781	54,777,193	53,764,691
Diluted	56,422,436	54,049,521	55,907,502	53,906,560

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited
(U.S. dollars in millions)

	Six months ended

	June 28,	June 29,
	2002	2001

Operating activities:
Net income	$127.5	$82.6
Adjustments to reconcile net income to cash provided by operating activities:
Goodwill amortization	—	1.7
Depreciation and amortization other than goodwill	29.4	28.2
Asset impairment charges	10.2	—
Cumulative change in accounting principle	6.1	—
Equity in earnings of unconsolidated companies, net of dividends	1.4	(1.9)
Deferred income taxes	(0.4)	(0.2)
Other, net	0.5	1.5
Changes in operating assets and liabilities:
Receivables	(17.5)	6.3
Inventories	(2.4)	8.8
Accounts payable and accrued expenses	49.0	30.1
Prepaid expenses and other current assets	(5.1)	(6.2)
Other noncurrent assets and liabilities	0.8	6.0

Net cash provided by operating activities	199.5	156.9

Investing activities:
Capital expenditures	(33.9)	(32.3)
Purchase of subsidiary, net of cash acquired	(37.2)	(13.8)
Other investing activities, net	2.1	0.9

Net cash used in investing activities	$(69.0)	$(45.2)

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Unaudited
(U.S. dollars in millions)

	Six months ended

	June 28,	June 29,
	2002	2001

Financing activities:
Proceeds from long-term debt	$196.8	$108.3
Payments on long-term debt	(344.7)	(220.5)
Proceeds from short-term borrowings	—	2.2
Payments on short-term borrowings	(4.8)	(1.8)
Proceeds from stock options exercised	22.6	0.1
Payment of cash dividends	(5.5)	—
Other, net	3.1	(1.0)

Net cash used in financing activities	(132.5)	(112.7)

Effect of exchange rate changes on cash and cash equivalents	0.7	0.2

Cash and cash equivalents:
Net change	(1.3)	(0.8)
Beginning balance	13.0	10.6

Ending balance	$11.7	$9.8

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$7.8	$19.0

Cash paid for income taxes	$3.0	$1.4

Supplemental non-cash activities:
Capital lease obligations for new assets	$11.9	$3.7

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

1. General

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 51.98% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.77% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of June 28, 2002 and their operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2002 year. Certain amounts from 2001 have been reclassified to conform to the 2002 presentation.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 28, 2001.

2. U.K. Fresh-Cut Acquisition

On June 26, 2002, Fresh Del Monte acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (U.K. Fresh-Cut) from administrative receivers. The acquisition includes three facilities dedicated to chilled fresh-cut fruit, bagged and dressed salads and fresh-cut vegetables. This acquisition accelerates Fresh Del Monte’s growth in the fresh-cut category and doubles the net sales in the fresh-cut business. The total consideration paid in connection with the U.K. Fresh-Cut acquisition was approximately $37.2 million in cash. The assets acquired consisted primarily of property, plant and equipment. The acquisition has been accounted for as a purchase under SFAS 141, Business Combinations, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. Effective June 28, 2002, the operating results of the U.K. Fresh-Cut operations are consolidated with the operating results of Fresh Del Monte. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities.

The following unaudited pro forma information presents a summary of 2002 and 2001 consolidated results of operations of Fresh Del Monte as if the U.K. Fresh-Cut acquisition had occurred as of December 30, 2000.

	Quarter ended		Six months ended

	June 28,	June 29,	June 28,	June 29,
	2002	2001	2002	2001

Net sales	$596.7	$573.5	$1,158.8	$1,130.9
Income before cumulative effect of change in accounting principle	$67.4	$43.3	$134.2	$85.4
Net income	$67.4	$43.3	$128.1	$85.4
Net income per ordinary share — diluted	$1.19	$0.80	$2.29	$1.58
Number of ordinary shares used in computation	56,422,436	54,049,521	55,907,502	53,906,560

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

2. U.K. Fresh-Cut Acquisition (continued)

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what our actual results of operations would have been had the acquisition occurred on December 30, 2000 and may not be indicative of future results of operations.

3. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	June 28,	December 28,
	2002	2001

Fresh produce, principally in transit	$53.2	$44.1
Raw materials and packaging supplies	63.5	70.0
Growing crops	63.8	64.4

	$180.5	$178.5

4. Impairment of Long-Lived Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (SFAS No. 121) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. Consistent with SFAS No. 121, SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa and South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded during the first half of 2002, of this amount, $5.5 million was recorded during the quarter ended June 28, 2002. The fair value of these assets was determined based on discounted cash flows or appraisals from third parties.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

5. Comprehensive Income

Fresh Del Monte had comprehensive income of $63.8 million and $39.0 million for the quarter ended June 28, 2002 and June 29, 2001, respectively. For the six months ended June 28, 2002 and June 29, 2001, comprehensive income was $126.0 million and $81.5 million, respectively. Comprehensive income for all periods presented consisted of net income, unrealized foreign currency translation gains and losses and net unrealized gains and losses on derivatives.

6. Contingencies

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement, the majority of which has been recovered from insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to Fresh Del Monte’s subsidiaries.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (Association) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. To date only 300 of the more than 34,000 members have come forward to be tested. The court in the Philippines may set a date as early as the fourth quarter of 2002 for the trial to start. Discovery and medical testing of Association members can continue during the trial.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs’ appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court was filed on October 9, 2001, which was granted on June 28, 2002. The appeal will be argued before the U.S. Supreme Court in January 2003.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the court denied that motion and the defendants have filed a motion requesting immediate review by the Court of Appeals.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte’s subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiary. On July 24, 2002, the court directed the parties to submit a joint status report identifying which plaintiffs are claiming against the various defendants.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary has answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. This matter is still in the early stage of the litigation, which has been bifurcated to address the claims of an initial set of 34 plaintiffs.

On or about October 20, 1997, one of Fresh Del Monte’s subsidiaries and Nordeste Investimentos e Participacoes S.A. (Nordeste), Fresh Del Monte’s subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (IBSA) and International Produce Trading Ltd. (IPTL), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste’s Counterclaim, Fresh Del Monte’s subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte’s subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte’s subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte’s subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte’s subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte’s subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (Bandebras) which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (DMFPB) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte’s subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte’s subsidiary tendered payment of the $2 million and proposed to have a closing to effect the transfer of the shares of the two companies. Nordeste declined Fresh Del Monte’s subsidiary’s tender.

On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil enjoining Fresh Del Monte’s subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB’s business pending the resolution of Nordeste’s action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

injunction. On August 21, 2001, the Reporting Judge denied DMFPB’s specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion for change of venue. On April 23, 2002, a new judge was assigned to hear the motion for a change of venue. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB’s principal appeal.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of June 28, 2002, except for the previously noted accrual related to the Nordeste action.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time), and it is expected that the feasibility study will be finalized by the fourth quarter of 2002.

Based on an updated draft of the final feasibility study in December 2001, the estimated remediation costs associated with this matter range from $5.2 million to $28.9 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.4 million and $33.6 million. As a result of communications with the EPA, Fresh Del Monte recorded a charge of $15.0 million in 2001 in addition to $4.1 million previously recorded as an estimate of the expected future cleanup cost for the Kunia Well Site. Accordingly, an accrual of $19.1 million is included in other noncurrent liabilities in the accompanying balance sheet at June 28, 2002.

In addition to the foregoing, Fresh Del Monte’s subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte’s financial position or operating results.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

7. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share data):

	Quarter ended		Six months ended

	June 28,	June 29,	June 28,	June 29,
	2002	2001	2002	2001

Numerator:
Income before cumulative effect of change in accounting principle	$66.5	$41.5	$133.6	$82.6
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Net income	$66.5	$41.5	$127.5	$82.6

Denominator:
Denominator for basic earnings per share — weighted average number of ordinary shares outstanding	55,331,300	53,765,781	54,777,193	53,764,691
Effect of dilutive securities:
Employee stock options	1,091,136	283,740	1,130,309	141,869

Denominator for diluted earnings per share	56,422,436	54,049,521	55,907,502	53,906,560

Net income per share — Basic:
Income before cumulative effect of change in accounting principle	$1.20	$0.77	$2.44	$1.54
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Basic	$1.20	$0.77	$2.33	$1.54

Net income per share — Diluted:
Income before cumulative effect of change in accounting principle	$1.18	$0.77	$2.39	$1.53
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Diluted	$1.18	$0.77	$2.28	$1.53

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Business Segment Data

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

		Quarter ended				Six months ended

	June 28, 2002		June 29, 2001		June 28, 2002		June 29, 2001

	Net	Gross	Net	Gross	Net	Gross	Net	Gross
	sales	profit	sales	profit	sales	profit	sales	profit

Bananas	$267.6	$30.8	$246.5	$21.2	$494.9	$61.0	$479.8	$42.4
Other fresh produce	272.6	62.1	267.7	58.9	556.0	137.3	541.6	121.5
Non-produce	27.0	4.1	26.8	2.6	53.7	5.3	53.9	2.8

Total	$567.2	$97.0	$541.0	$82.7	$1,104.6	$203.6	$1,075.3	$166.7

9. Provision for Income Taxes

Provision for income taxes decreased from $6.2 million in the second quarter of 2001 to $2.1 million in the second quarter of 2002 and from $11.6 million in the first six months of 2001 to $8.3 million in the first six months of 2002 due primarily to provisions recorded in 2001 for ongoing audits in various jurisdictions.

10. Goodwill and Other Intangible Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. As prescribed by SFAS No. 142, Fresh Del Monte completed the transitional goodwill impairment test by the second quarter of 2002. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge is accounted for as a cumulative effect of a change in accounting principle for the six months ended June 28, 2002.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

10. Goodwill and Other Intangible Assets (continued)

The following pro forma information presents the consolidated results of operations of Fresh Del Monte as if the adoption of SFAS No. 142 had occurred on December 30, 2000 (U.S dollars in millions, except share data):

	Quarter ended		Six months ended

	June 28,	June 29,	June 28,	June 29,
	2002	2001	2002	2001

Reported net income before cumulative effect of change in accounting principle	$66.5	$41.5	$133.6	$82.6
Goodwill amortization	—	0.8	—	1.7
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Adjusted net income	$66.5	$42.3	$127.5	$84.3

Basic earnings per share:
Reported net income	$1.20	$0.77	$2.44	$1.54
Goodwill amortization	—	0.02	—	0.03
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Adjusted net income	$1.20	$0.79	$2.33	$1.57

Diluted earnings per share:
Reported net income	$1.18	$0.77	$2.39	$1.53
Goodwill amortization	—	0.02	—	0.03
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Adjusted net income	$1.18	$0.79	$2.28	$1.56

Number of ordinary shares used in computation
Basic	55,331,300	53,765,781	54,777,193	53,764,691
Diluted	56,422,436	54,049,521	55,907,502	53,906,560

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

10. Goodwill and Other Intangible Assets (continued)

The following table reflects the changes in the carrying amount of goodwill by operating segment for the six months ended June 28, 2002 (U.S. dollars in millions):

	Balance		Foreign	Balance
	December 28,	Impairment	Exchange and	June 28,
	2001	Charge	Other	2002

Bananas	$34.4	$—	$—	$34.4
Other fresh produce	42.1	(6.1)	—	36.0
Non-produce	0.5	—	0.1	0.6

Total	$77.0	$(6.1)	$0.1	$71.0

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT`S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unaudited

Liquidity and Capital Resources

Net cash provided by operating activities was $199.5 million for the first six months of 2002 compared to $156.9 million for the same period in 2001. The increase in cash provided by operating activities was primarily attributed to the increase in net income, which includes non cash charges for asset impairment of $10.2 million and cumulative effect of change in accounting principle of $6.1 million combined with higher accounts payable and accrued expense balances, partially offset by higher receivable balances.

Working capital was $75.2 million at June 28, 2002 and $131.9 million at December 28, 2001, a decrease of $56.7 million.

Net cash used in investing activities for the first six months of 2002 was $69.0 million compared with net cash used in investing activities of $45.2 million for the first six months of 2001. For the first six months of 2002, net cash used in investing activities consisted primarily of capital expenditures of $33.9 million and the acquisition of certain assets of U.K.-based Fisher Foods Limited’s chilled division from administrative receivers for approximately $37.2 million. This acquisition includes three facilities dedicated to chilled fresh-cut fruit, bagged and dressed salads and fresh-cut vegetables. This acquisition accelerates Fresh Del Monte’s growth in the fresh-cut category and doubles the net sales in the fresh-cut business. Net cash used in investing activities for the first six months of 2001 consisted primarily of capital expenditures of $32.3 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of non-tropical fruit for approximately $13.8 million.

Net cash used in financing activities for the first six months of 2002 and 2001 was $132.5 million and $112.7 million, respectively. Net cash used in financing activities for the first six months of 2002 and 2001 consisted primarily of net repayments of long-term debt of $147.9 million and $112.2 million, respectively.

At June 28, 2002, Fresh Del Monte had $450.8 million in committed working capital facilities, of which $418.0 million was available. The major portion of these facilities is represented by the $450.0 million Revolving Credit Facility. This Revolving Credit Facility includes a swing line facility, a letter of credit facility and a foreign exchange contract facility. At June 28, 2002, $3.1 million of available credit was applied towards the issuance of letters of credit. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and expires on May 19, 2003. We expect to refinance the revolving line of credit in the second half of 2002. We believe we will be able to refinance our revolving line of credit and obtain suitable terms based on our positive operating results and cash flows in recent years. The Revolving Credit Facility permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (LIBOR). Outstanding borrowings on the Revolving Credit Facility at June 28, 2002 were $29.7 million, bearing interest at an average rate of 4.39%.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT`S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

On May 10, 2000, Fresh Del Monte amended the $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million. The Term Loan has similar terms and conditions as the Revolving Credit Facility, is payable in quarterly installments of $3.4 million which commenced on September 30, 2000, and bears interest based on a spread over LIBOR (3.39% at June 28, 2002). The Term Loan matures on May 10, 2005 with a final payment of $70.9 million. The unpaid balance of the Term Loan at June 28, 2002 was $81.1 million.

As of June 28, 2002, Fresh Del Monte had $192.7 million of long-term debt and capital lease obligations, including the current portion, consisting of $29.7 million related to the Revolving Credit Facility, $81.1 million related to the Term Loan, $42.3 million of long-term debt related to refrigerated vessel loans, $10.7 million of other long-term debt and $28.9 million of capital lease obligations.

As of June 28, 2002, Fresh Del Monte had cash and cash equivalents of $11.7 million.

Results of Operations

Second Quarter 2002 Compared with Second Quarter 2001

Net Sales. Net sales for the second quarter of 2002 were $567.2 million compared with $541.0 million for the second quarter of 2001. The increase in net sales of $26.2 million was attributed primarily to an increase in banana and other fresh produce net sales. Banana net sales increased due to higher per unit sales prices in the Asia-Pacific region and higher sales volumes in North America and European regions. Net sales of other fresh produce increased due to higher sales volumes of pineapples, melons and fresh-cut products.

Cost of Products Sold. Cost of products sold was $470.2 million for the second quarter of 2002 compared with $458.3 million for the second quarter of 2001, an increase of $11.9 million primarily attributable to the increased sales volumes of other fresh produce and bananas.

Gross Profit. Gross profit was $97.0 million for the second quarter of 2002 compared with $82.7 million for the same period in 2001, an increase of $14.3 million. As a percentage of net sales, gross profit margin increased from 15.3% in the second quarter of 2001 to 17.1% in the second quarter of 2002 primarily due to higher per unit sales prices of bananas, increased sales volumes and lower containerboard costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $25.0 million in the second quarter of 2002 compared with $22.3 million for the second quarter of 2001, an increase of $2.7 million. The increase is principally due to higher administrative expenses for professional fees related to business development.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT`S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Second Quarter 2002 Compared with Second Quarter 2001 (continued)

Asset Impairment Charges. Based on a decline in the fair value of certain long-term assets in South America related to the other fresh produce segment, a charge of $5.5 million for impairment of long-lived assets was recorded during the second quarter of 2002.

Operating Income. Operating income for the second quarter of 2002 was $66.5 million compared with $59.6 million for the same period in 2001, an increase of $6.9 million due to the increase in gross profit, partially offset by the increase in selling, general and administrative expenses and asset impairment charges.

Interest Expense. Interest expense decreased $4.9 million to $4.1 million for the second quarter of 2002 compared with $9.0 million for the second quarter of 2001, as a result of a lower average debt balances and lower effective interest rates.

Other Income (Loss), net. Other income (loss), net improved by $9.2 million from a loss of $3.3 million for the second quarter of 2001 to income of $5.9 million for the second quarter of 2002. The change is due primarily to foreign exchange gains related to the stronger Euro and Japanese Yen and insurance proceeds of $2.4 million from claims related to our Guatemalan operations.

Provision for Income Taxes. Provision for income taxes decreased from $6.2 million in the second quarter of 2001 to $2.1 million in the second quarter of 2002 due primarily to provisions recorded in 2001 for ongoing audits in various jurisdictions.

First Six Months of 2002 Compared with First Six Months of 2001

Net Sales. Net sales for the first six months of 2002 were $1,104.6 million compared with $1,075.3 million for the first six months of 2001. The increase in net sales of $29.3 million was attributed to the increase in net sales of bananas and other fresh produce. Banana net sales increased as a result of higher per unit sales prices in the Asia-Pacific region and increased volume in North America and Europe, partially offset by lower sales volumes in the Asia-Pacific region. Net sales of other fresh produce increased primarily as a result of higher sales volumes of pineapples, melons and fresh-cut products.

Cost of Products Sold. Cost of products sold was $901.0 million for the first six months of 2002 compared with $908.6 million for the first six months of 2001, a decrease of $7.6 million. The decrease is primarily due to reduced banana sales volumes in the Asia-Pacific region, lower containerboard costs and reduced transportation costs, partially offset by an increase in sales volumes of other fresh produce.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT`S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Six Months of 2002 Compared with First Six Months of 2001 (continued)

Gross Profit. Gross profit was $203.6 million for the first six months of 2002 compared with $166.7 million for the same period in 2001. As a percentage of net sales, gross profit margin increased to 18.4% in the first six months of 2002 from 15.5% in the first six months of 2001 primarily due to the higher per unit sales price of bananas and lower containerboard and transportation costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.7 million to $48.9 million in the first six months of 2002 compared with $45.2 million in the first six months of 2001. The increase is principally due to higher administrative expenses primarily for professional fees related to business development.

Asset Impairment Charges. Based on the continued operating losses of certain distribution facilities in South Africa and Argentina and a decline in the fair value of certain long-term assets in South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded during the first half of 2002.

Operating Income. Operating income for the first six months of 2002 was $144.5 million compared with $119.8 million for the same period in 2001, an increase of $24.7 million. The increase is due primarily to the increase in gross profit, partially offset by the increase in selling, general and administrative expenses and asset impairment charges of $10.2 million.

Interest Expense. Interest expense decreased $11.3 million to $8.9 million for the first six months of 2002 compared with $20.2 million for the first six months of 2001, as a result of lower average debt balances and lower effective interest rates.

Other Income (Loss), net. Other income (loss), net improved by $11.8 million from a loss of $6.2 million for the first six months of 2001 to income of $5.6 million for the first six months of 2002. The change is due primarily to foreign exchange gains related to the stronger Euro and Japanese Yen and insurance proceeds of $2.4 million from claims related to our Guatemalan operations.

Provision for Income Taxes. Provision for income taxes decreased from $11.6 million in the first six months of 2001 to $8.3 million for the first six months of 2002 due primarily due to provisions recorded in 2001 for ongoing audits in various jurisdictions.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2002 year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: August 2, 2002	By: /s/ Hani El-Naffy

Hani El-Naffy President & Chief Operating Officer

By: /s/John F. Inserra

John F. Inserra Executive Vice President & Chief Financial Officer